Supernova Partners Acquisition Co II, Ltd.

4301 50th Street NW

Suite 300 PMB 1044

Washington, D.C. 20016

December 20, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Ryan Rohn, Senior Staff Accountant
Stephen Krikorian, Accounting Branch Chief
Priscilla Dao, Staff Attorney
Joshua Shainess, Legal Branch Chief

Re:	Supernova Partners Acquisition Co II, Ltd.

Registration Statement on Form S-4

Filed on November 3, 2021

File No. 333-260692

To the addressees set forth above:

This letter sets forth the responses of Supernova Partners Acquisition Co II, Ltd. (the “Company,” “we,” “our” and “us”) to the comments set forth in the comment letter of the staff of the Securities and Exchange Commission (the “Staff”) dated November 30, 2021 (the “Comment Letter”) relating to Registration Statement on Form S-4 filed on November 3, 2021 (the “Registration Statement”). The Company has also revised the Registration Statement in response to the Staff’s comments and, concurrently with delivery of this letter, filed with the Securities and Exchange Commission an amendment to the Registration Statement (“Amendment No. 1”) which reflects these revisions and generally updates certain information in the Registration Statement.

To assist your review, set forth below in bold are the comments of the Staff contained in the Comment Letter and immediately below each comment is the response of the Company with respect thereto or a statement identifying the location in Amendment No. 1 of the requested disclosure or revised disclosure. Please note that all references to page numbers in our responses refer to the page numbers of the proxy statement/consent solicitation statement/prospectus included in Amendment No. 1. Capitalized terms used but not defined herein have the meanings ascribed to such terms in Amendment No. 1.

December 20, 2021

Summary of the Proxy Statement/Prospectus

The Supernova Board’s Reasons for the Business Combination, Page 35

1.

Please clarify if the sponsor and its affiliates can earn a positive rate of return on their investment, even if other SPAC shareholders experience a negative rate of return in the post-business combination company.

Response: The Company has revised the Registration Statement in response to the Staff’s comment to clarify that the Sponsor and its affiliates can earn a positive rate of return on their investment, even if other SPAC shareholders experience a negative rate of return in the post-business combination company. Please see pages 38, 45, 90, 154, and 158 of Amendment No. 1.

PIPE Financing, page 37

2.	Please disclose if Supernova’s sponsor, directors, officers or their affiliates will participate in the PIPE financing.

Response: The Company has revised the Registration Statement in response to the Staff’s comment to disclose that the Sponsor is purchasing 500,000 PIPE Shares in the PIPE Financing on the same terms as the other PIPE Investors. Please see pages 46, 91, 159 and 300 of Amendment No. 1.

Ownership of New Rigetti, page 38

3.

Please revise your tabular disclosures here and on page 13 to show the potential impact of interim levels of redemptions. In this respect, we note that Rigetti may waive the requirement that Supernova have at least $165,000,000 of available cash at the Closing. Accordingly, your disclosure of the impact of redemptions at varying levels should include the scenario whereby Rigetti waives that condition and the maximum redemption scenario is greater than 72% of public shares redeemed.

Response: The Company has revised the Registration Statement in response to the Staff’s comment to now also show the potential impact of 36% redemptions (or approximately half of the maximum redemptions under the minimum cash condition) and also at 100% redemptions, assuming a waiver of the minimum cash condition. Please see pages 40-41 of Amendment No. 1.

4.

Please revise to disclose all possible sources and extent of dilution that shareholders who elect not to redeem their shares may experience in connection with the business combination. Provide disclosure of the impact of each significant source of dilution, including the amount of equity held by founders, convertible securities, including warrants retained by redeeming shareholders, at each of the redemption levels detailed in your sensitivity analysis, including any needed assumptions.

Response: The Company has revised the Registration Statement in response to the Staff’s comment. Please see page 41 of Amendment No. 1.

December 20, 2021

5.	Quantify the value of warrants, based on recent trading prices, that may be retained by redeeming stockholders assuming maximum redemptions and identify any material resulting risks.

Response: The Company has revised the Registration Statement in response to the Staff’s comment to quantify the value of public warrants and identify the risk of dilution posed by these warrants should a large number of shares be redeemed. Please see pages 41 and 101 of Amendment No. 1.

6.

It appears that underwriting fees remain constant and are not adjusted based on redemptions. Revise your disclosure to disclose the effective underwriting fee on a percentage basis for shares at each redemption level presented in your sensitivity analysis related to dilution.

Response: The Company has revised the Registration Statement in response to the Staff’s comment. Please see pages 50 and 162 of Amendment No. 1.

7.	Please revise the references to a section entitled “Consideration to Rigetti Equityholders in the Business Combination” throughout the registration statement as we are unable to locate this section.

Response: The Company has revised the Registration Statement in response to the Staff’s comment by renaming the relevant section so that the references are now accurate. Please see page 124 of Amendment No. 1.

Interests of Supernova’s Directors and Executive Officers in the Business Combination, page 42

8.	Expand this section to also address the interests and associated conflicts pertaining to your Sponsor and its affiliates.

Response: The Company has revised the Registration Statement in response to the Staff’s comment to change the title of this section to reflect the inclusion of the interests and conflicts pertaining to the Sponsor, and to expand upon the existing disclosure of these conflicts. Please see pages 45, 90 and 157 of Amendment No. 1.

9.

Please quantify the aggregate dollar amount and describe the nature of what your Sponsor and its affiliates have at risk that depends on completion of a business combination. Include the current value of securities held, loans extended, fees due, and out-of-pocket expenses for which your Sponsor and its affiliates are awaiting reimbursement. Provide similar disclosure for the company’s officers and directors, if material.

Response: The Company has revised the Registration Statement in response to the Staff’s comment to quantify the aggregate dollar amount and describe the nature of what our Sponsor and its affiliates have at risk that depends on completion of a business combination. Please see pages 47, 91 and 159-160 of Amendment No. 1.

December 20, 2021

Summary of Risk Factors, page 49

10.

Highlight the risk that your Sponsor will benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to shareholders rather than liquidate.

Response: The Company has revised the Registration Statement in response to the Staff’s comment to highlight the risk that the Sponsor may be incentivized to complete an acquisition that may be less favorable to shareholders rather than liquidate. Please see pages 46, 54, 90 and 158 of Amendment No. 1.

Risk Factors, page 55

11.

Disclose the material risks to unaffiliated investors presented by taking the company public through a merger rather than an underwritten offering. These risks could include the absence of due diligence conducted by an underwriter that would be subject to liability for any material misstatements or omissions in a registration statement.

Response: The Company has revised the Registration Statement in response to the Staff’s comment to disclose the material risks to unaffiliated investors presented by taking the company public through a merger rather than an underwritten offering. Please see pages 103–105 of Amendment No. 1.

Rigetti’s business is currently dependent upon its relationship..., page 60

12.

We note your disclosure in this risk factor and on page 61 of your reliance on certain cloud providers, including Amazon Web Services, to run your QCaaS and QCS businesses. Please disclose the material terms of your agreements with such providers, including the term and any termination provisions.

Response: The Company has revised the Registration Statement in response to the Staff’s comment to reference the material terms under the Amazon Web Services agreement, on page 65 of Amendment No. 1.

Rigetti’s future growth and success depend..., page 65

13.

Please disclose the percentage of your revenues that are generated by sales to government entities for the periods presented in the proxy statement/prospectus, here and in other sections as appropriate.

Response: The Company has revised the Registration Statement in response to the Staff’s comment. Please see page 70 of Amendment No. 1.

December 20, 2021

Supernova Initial Shareholders Agreements, page 113

14.

The disclosure indicates that the Initial Shareholders, Rigetti and/or their directors, officers, advisors or respective affiliates may purchase public shares or provide incentives through privately negotiated transactions in efforts to increase the likelihood that the business combination will be consummated. Explain how such purchases would comply with the requirements of Rule 14e-5 under the Exchange Act. With respect to the incentives, tell us whether you currently have any such arrangements and how you intend to provide disclosure about these arrangements.

Response: The Company has revised the Registration Statement in response to the Staff’s comment to remove the disclosure indicating that the Initial Shareholders, Rigetti and/or their directors, officers, advisors or respective affiliates may purchase public shares and advises the Staff that such parties have acknowledged they will not make any such purchases. The parties further acknowledge they are “covered persons” under Rule 14e-5 and any transactions in efforts to increase the likelihood that the business combination will be consummated will comply with Rule 14e-5 in any such transactions. While none of the Initial Shareholders, Rigetti and/or their directors, officers, advisors or respective affiliates have any current intention to enter into such transactions, Supernova will file a Current Report on Form 8-K to disclose entry into any such transaction. Please see pages 28, 48, 109 and 120 of Amendment No. 1.

Business Combination Proposal

Background of the Transactions, page 135

15.

If a sponsor, a member of management or affiliates have a track record with SPACs, please provide balanced disclosure about this record and the outcomes of the prior transactions. Please also disclose if the sponsor has other SPACs in the process of searching for a target company, whether the SPAC’s sponsors considered more than one active SPAC to be the potential acquirer and how the final decision was reached.

Response: The Company has revised the Registration Statement in response to the Staff’s comment to address the other SPACs that the founders of the Company have been involved with, including prior transactions and Supernova Partners Acquisition Co III, Ltd., which is currently actively seeking a target company but was not considered as a potential acquiror for Rigetti. Please see page 143 of Amendment No. 1.

Certain Projected Financial Information for Rigetti, page 146

16.

Please revise the discussion of your projected financial information to provide a more detailed description of the material assumptions used to project revenue growth. Your disclosure should highlight the assumptions utilized that supports your accelerated revenue growth, including number of customers and pricing. Clarify whether the systems online are assumed to be at or near full capacity for each period presented. Indicate the scalability of your systems. Explain why you believe you have a reasonable basis to project this information five years out when your business is in the early stages of development and there is a high level of uncertainty and risk to achieve and sustain a technological advantage over your competitors.

Response: The Company respectfully acknowledges the Staff’s comment and has revised its disclosure accordingly on pages 154-157 of Amendment No. 1.

December 20, 2021

17.	Disclose whether Rigetti’s management or the Supernova Board prepared or considered forecasted net income (loss) for the projected periods.

Response: The Company has revised the Registration Statement in response to the Staff’s comment to disclose that neither Rigetti’s management, nor the Supernova Board, prepared or considered forecasted net income (loss) for the projected periods. Please see page 154 of Amendment No. 1.

18.

Provide us with the legal basis for the stated intentions of the parties to not update the disclosure regarding the prospective financial information “even in the event that any or all of the underlying assumptions are shown to be in error.” Refer generally to Item 10(b)(3)(iii) of Regulation S-K.

Response: The Company has revised the Registration Statement in response to the Staff’s comment to delete the language that states that the disclosure will not be updated “even in the event that any or all of the underlying assumptions are shown to be in error.” Please see page 154 of Amendment No. 1.

19.

Please explain how the assumptions regarding the development of multiple generations of quantum computing systems with increasing qubit counts and fidelities, including the assumption of the release of a 1,000+ qubit system in 2024 and a 4,000+ qubit system in 2026, are reasonable. Clarify how these specific figures were determined for use as part of the assumptions underlying the financial projections.

Response: The Company has revised the Registration Statement in response to the Staff’s comment. Please see page 156 of Amendment No. 1.

Interests of Supernova’s Directors and Executive Officers in the Business Combination, page 148

20.	Your charter waived the corporate opportunities doctrine. Please address this potential conflict of interest and whether it impacted your search for an acquisition target.

Response: The Company has revised the Registration Statement in response to the Staff’s comment to address the potential conflict of interest resulting from waiving the corporate opportunities doctrine. Please see pages 47, 92 and 160 of Amendment No. 1.

December 20, 2021

21.	We note that certain shareholders agreed to waive their redemption rights. Please describe any consideration or incentives provided in exchange for this agreement.

Response: The Company has revised the Registration Statement in response to the Staff’s comment to disclose that no separate consideration was provided to induce the Initial Shareholders to waive their redemption rights. Please see pages 45, 90 and 158 of Amendment No. 1.

U.S. Federal Income Tax Considerations, page 190

22.

We note from your disclosure in this section that the parties intend for the domestication to qualify as a reorganization under Section 368(a) of the Tax Code. Therefore, please file an opinion of counsel supporting such a conclusion. Refer to Item 601(b)(8) of Regulation S-K. See also Staff Legal Bulletin No. 19 for further guidance.

Response: The Company respectfully acknowledges the Staff’s comment and will file such opinion of counsel as Exhibit 8.1 on a subsequent amendment.

Unaudited Pro Forma Condensed Combined Financial Information, page 204

23.

We note your pro forma adjustment (BB) for $22.3 million of Supernova’s transaction costs related to the Business Combination and related transactions were recorded as an adjustment to the Pro Forma Condensed Combined Statements of Operations. Since the Business Combination will be treated as the equivalent of Rigetti issuing stock for the net assets of Supernova, the transaction costs related to the SPAC merger should be treated as a reduction of proceeds raised. We refer you to SEC Staff Accounting Bulletin Topic 5.A. That is, the transaction cost should be recorded as a reduction of paid-in-capital instead of expensed.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that in connection with the reverse recapitalization treatment, anticipated transaction costs of Rigetti related to the SPAC merger were recorded as reductions to additional paid-in capital within the Pro Forma Condensed Combined Balance Sheet. No pro forma adjustment was made to the Pro Forma Condensed Combined Statements of Operations to expense Rigetti’s anticipated transaction costs.

The costs reflected in the pro forma adjustment (BB) of $22.3 million within the Pro Forma Condensed Combined Statements of Operations represent anticipated non-recurring transaction costs of Supernova that are not recorded in the Company’s pre-transaction statement of comprehensive income and should be expensed as incurred.

The Company believes that it has recorded both costs incurred by Rigetti and Supernova consistent with SEC Staff Accounting Bulletin Topic 5.A. based on the relative parties and nature of expenses incurred.

December 20, 2021

Cost of Revenue, page 253

24.

Please clarify whether the cost of revenue includes all direct or indirect cost associated with providing your offering. In this regard, we note that “facility costs (including leases)” and “depreciation to support Rigetti’s operations” are included in General and Administration expense. Clarify why these cost are not included in your Cost of Revenue. Ensure that your presentation complies with SAB Topic 11(B). Be advised that since you are presenting a gross profit subtotal, the cost of revenue must include all cost. Please advise.

Response: The Company has revised the Registration Statement in response to the Staff’s comment to clarify that cost of revenue includes an allocation of facility costs and depreciation related to Rigetti’s quantum computing systems relating to the delivery of QCaaS offerings. Please see pages 264 and F-71 of Amendment No. 1.

Key Components of Results of Operations

Revenue, page 253

25.

As noted on page F-46, development contracts and other services represented 66% of your total revenue for the six months ended July 31, 2021. Please expand your disclosure to explain the nature of these development contracts including whether such contracts are recurring in nature.

Response: The Company has revised the Registration Statement on pages 264, F-48 and F-69 of Amendment No. 1 in response to the Staff’s comment to further explain the nature of the development contracts.

Results of Operations

Comparison of the Six Months Ended July 31, 2021 and 2020, page 254

26.

Please expand your results of operations disclosures to quantify the material factors resulting in changes period over period. Similar concerns apply to your disclosures beginning on page 256. Refer to Section III.B of SEC Release No. 33-8350.

Response: The Company has revised the Registration Statement on pages 264 and 267 of Amendment No. 1 in response to the Staff’s comment.

Cost of Revenue, page 256

27.

Your statement to explain the significant increase in cost of revenue, that “the increase was due to the expansion of development contracts and QCaaS revenue seen in 2020,” does not appear to fully explain what costs increased as a result of the increase in revenue. Expand your disclosure to further identify and quantify the related costs. Refer to Section III. B of SEC Release No. 33-8350.

Response: The Company has revised the Registration Statement on page 268 of Amendment No. 1 in response to the Staff’s comment.

December 20, 2021

Cash Flows

Cash Flows Used in Operating Activities, page 259

28.

We note that your discussion of cash flows from operating activities is limited in nature. This does not appear to contribute substantively to an understanding of your cash flows. Rather, it repeats items that are readily determinable from the financial statements. When preparing the discussion and analysis of operating cash flows, you should address material changes in the underlying drivers that affect these cash flows. These disclosures should also include a discussion of the underlying reasons for changes in working capital items that affect operating cash flows. Refer to Section IV.B.1 of SEC Release 33-8350.

Response: The Company has revised the Registration Statement in response to the Staff’s comment on page 271 of Amendment No. 1.

Management of New Rigetti Following the Business Combination, page 276

29.

Please provide details of the business experience of Mr. Sereda and Ms. Birch for the past five years, including principal occupations and employment and the name and principal business of any corporation or other organization in which such occupations and employment were carried on. Refer to Item 401(e) of Regulation S-K.

Response: The Company has revised the Registration Statement in response to the Staff’s comment on pages 289 and 290 of Amendment No. 1.

Beneficial Ownership of Securities, page 282

30.	Provide disclosure of the sponsor and its affiliates’ total potential ownership interest in the combined company, assuming exercise and conversion of all securities.

Response: The Company has revised the Registration Statement in response to the Staff’s comment on page 296 of Amendment No. 1.

Notes to Condensed Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Concentrations of Credit Risk, page F-45

31.

Please expand your significant customer disclosure to break out single customers that amount to 10% or more of revenue for your interim periods similar to your disclosure on page F-65. Refer to ASC 280-10-50-42.

Response: The Company has revised the Registration Statement in response to the Staff’s comment on page F-50 of Amendment No. 1.

December 20, 2021

Note 7. Segments, page F-48

32.

Expand your disclosure to disclose the amount of revenues attributed to the United States, as well as disclose the basis for attributing revenues from external customers to individual countries. In addition, disclose long-lived assets located in the United States as well as in foreign countries. Refer to ASC 280-10-50-41. Similar concerns apply to your disclosures on page F-82.

Response: The Company has revised the Registration Statement in response to the Staff’s comment on pages F-56 and F-90 of Amendment No. 1 to disclose the amount of revenues attributed to the United States and the basis for attributing revenues from customers to those countries. The Company has also revised the Registration Statement on pages F-52 and F-78 of Amendment No. 1 to clarify that all property and equipment are located in the United States.

Note 8. Equity Plans, page F-48

33.

Please provide us with a breakdown of all equity awards granted starting on February 1, 2021 and leading up to your filing, including the fair value of the underlying common stock used to value such awards as determined by your board of directors. To the extent there were any significant fluctuations in the fair values from period to period, please describe for us the factors that contributed to these fluctuations, including any intervening events within the Company or changes in your valuation assumptions or methodology. Compare the most recent valuations for options granted to the fair value of the shares of commons stock as determined by the exchange ratio in the merger agreement.

Response: The Company respectfully submits the below list of all equity awards granted since February 1, 2021, and the fair value of the underlying grants.

Rigetti has made the following equity awards since February 1, 2021:

Grant Date	Grant Type	Shares Underlying Options	Fair Value per Share of Common Stock	Method of Fair Value Determination
3/24/2021	Stock Options	62,500	$2.87	PWERM
4/21/2021	RSU	3,159,569	2.87	PWERM
8/18/2021	RSU	2,682,392	2.87	PWERM
10/28/2021	RSU	895,000	4.44	PWERM

The fair value of the common stock underlying equity awards is determined by Rigetti’s Board of Directors (the “Rigetti Board”) with the assistance of an independent, third-party valuation specialist. The valuation of the common stock is determined in accordance with the guidelines outlined in the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation and other applicable literature. The assumptions used in the

December 20, 2021

valuation models are based on future projections combined with management judgment. In the absence of a public trading market, the Rigetti Board, with input from management, exercised significant judgment and considered several objective and subjective factors to determine the fair value of the common stock as of the date of each option grant, including the following factors:

•	independent valuations performed at key financing dates by an independent third-party valuation specialist;

•	the nature of the business and its history since inception;

•	the economic outlook in general and the condition and outlook of the specific industry in which Rigetti operates;

•	the financial condition of Rigetti;

•	the operating and financial performance and forecast;

•	the marketability of the common stock;

•	the hiring of key personnel;

•	any corporate or asset acquisitions, or divestitures;

•	the present value of estimated future cash flows;

•

the likelihood of achieving a liquidity event for the shares of common stock underlying these stock options, such as an initial public offering or sale of the company, given prevailing market condition and the nature and history of the business;

•	the illiquidity of stock-based awards involving securities in a private company;

•	Comparable company data

•	the market performance of comparable publicly traded technology companies; and

•	U.S. and global capital market conditions.

As a privately-held company, Rigetti obtained contemporaneous, independent third-party valuation reports as of the following dates:

•	April 16, 2020 (“April 2020 Valuation”)

•	May 14, 2021 (“May 2021 Valuation”)

•	October 6, 2021 (“October 2021 Valuation”)

December 20, 2021

While the Company did not use the April 2020 valuation (more fully described below) as a basis of estimating the fair value of the various equity awards granted since February 1, 2021, the Company believes that its response to the Staff’s comment would not be complete without considering the previous fair value in providing context for the significant change period over period.

The April 2020 Valuation - The Board, based on the third-party valuation, estimated the implied enterprise value of Rigetti by using an option pricing model, back-solve method (“the OPM Backsolve Method”), factoring in the February 2020 equity financing. The OPM Backsolve Method accounts for differing terms across all equity classes including seniority, conversion ratios, conversion prices, dividends, liquidation and participation preferences to solve for the equity value. The Company did not use an income-based approach given the fact that in order to generate the forecasted cash flows, the Company would require a significant amount of long-term financing which was not certain as of the April 2020 valuation date. As a result, the Company did not believe it would be appropriate to use cash flow forecasts in an income based approach. A market approach was not considered appropriate as well given the lack of reliable market data of comparable companies.

In light of the fact that Rigetti entered into diligence discussions with Supernova in March 2021 and subsequently entered into a letter of interest for a business combination with Supernova (the “Business Combination”) the May 2021 valuation was based on a Probability-Weighted Expected Return Method (“PWERM”) approach which considered two scenarios: 1) successful Business Combination with Supernova (“the Business Combination Scenario”) and 2) the valuation of Rigetti as a private company (“the Private Company Scenario”). Management assigned an expected probability for the two scenarios. The valuation of Rigetti under the Private Company Scenario utilized an income based approach based on a discounted cash flow analysis. See summary outcomes under each scenario of the May 2021 valuation in table below.

Similar to the May 2021 valuation and in consideration that Rigetti had entered into a definitive agreement to consummate the Business Combination, the October 2021 valuation was based on the same PWERM approach described above considering two possible outcomes: 1) Business Combination Scenario and 2) Private Company Scenario. Given that Rigetti had now signed a definite agreement, management updated previous assumption related to each scenario to be 50%. The valuation of the Private Company Scenario utilized an income-based approach based on a discounted cash flow analysis. See summary outcomes under each scenario of the May 2021 valuation in table below.

The exchange ratio provided for in the Business Combination Agreement is based on substantially identical calculations and as a result the valuation implied by the exchange ratio is consistent with the October 2021 valuation.

The following tables summarize the key assumptions and outcomes in each of the three valuations referenced above:

April 2020
OPM Backsolve method
Estimated Enterprise value	$85.06 million
Concluded value per share	$0.214

December 20, 2021

	May 2021	October 2021
Stay Private Scenario
Weighted probability	80.0%	50.0%
Outcomes – equity value	$345.2 million	$426.6 million
Estimated per share value	$1.69	$2.26
Business Combination Scenario
Probability	20.0%	50.0%
Estimated per share value	$7.58	$6.61

PWERM Results
Equity value	$498 million	$677 million
Estimated per share value	$2.87	$4.44

Rigetti believes the April 2020 valuation, at $0.214 per share, was not indicative of the approximate fair value of the common stock once it began to contemplate alternatives in March 2021 to additional financing including beginning diligence discussions with Supernova Acquisition Partners Co II, Ltd. As such, it has determined that all awards granted from March 2021 requiring a common stock value input should use a fair value more indicative of the contemporaneous value of the business (note, equity awards granted after October 2021 will be accounted for using October 2021 valuation). Even though the Letter of intent with Supernova Acquisition Partners Co II, Ltd. was signed in May 2021, the Company believes that May 2021 fair value is representative of the fair value of awards beginning in March 2021 as the Company had begun substantive diligence discussions with Supernova by that time. As noted in our S-4 filing, restricted stock units did not have any stock-based compensation impact as the qualifying financing event condition for vesting was determined to be a performance condition that would not be considered probable until such time the event has occurred.

The May 2021 valuation was determined to be the appropriate value used for the fair value of the common stock for all awards from February 2021 to May 2021 for the following reasons:

•	Management began to contemplate a business combination with substantive discussions beginning in March 2021.

•

Throughout the fiscal year ended January 2021, there remained a significant amount of uncertainty related to the COVID 19 pandemic in both domestic and global markets. However, as vaccines became available with the beginning of the fiscal year starting February 1, 2021 the higher per share value was deemed appropriate for awards beginning in March upon consummation of diligence discussions with Supernova.

•	Macroeconomic conditions and forecasts had also significantly improved and stabilized by March 2021

•

The company now believes that prospects of infusing significant capital and developing technology have increased significantly to be able to better forecast the future cash flows and determine an appropriate valuation.

December 20, 2021

As the Company’s technology requires a significant amount of capital investment and research and development to monetize the Company’s technology, the potential cash proceeds from a SPAC transaction significantly increased previous financial projections that would not have otherwise been possible without a significant source of cash investment.

Rigetti will continue to use updated contemporaneous valuations of its share price for applicable accounting considerations including share-based compensation awards. The increase from the May 2021 valuation to the October 2021 valuation is related primarily to the increased probability of a Business Combination Scenario in PWERM analysis as well as increased demand for various applications of our technology, expansion of customer base including large government contracts and increasing valuations of various new and existing comparable companies.

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page F-61

34.	Expand your disclosure to clarify your development contracts’ types (i.e., fixed-price and/or time and materials).

Response: The Company has revised the Registration Statement in response to the Staff’s comment on page F-48, “Note 2 Summary of Significant Accounting Polices—Revenue Recognition”, and page F-69 “Note 2 Summary of Significant Accounting Polices—Revenue Recognition” of Amendment No. 1.

Note 3 Revenue Recognition, page F-67

35.

Consider disaggregating revenue by contract fee type. For example, present revenue recognized from QCaaS subscription-based access separately from usage-based access. We refer you to ASC 606-10-55-91(d).

Response: The Company respectfully acknowledges the Staff’s comment for further disaggregation. The majority of development contracts are fixed fee arrangements invoiced on a milestone basis, and the majority of QCaaS revenue is derived from usage-based arrangements.

In general, the nature, amount, timing, and uncertainty of revenue and cash flows are not affected by contract fee type. For example, fees related to both subscription-based and usage-based access to QCaaS are typically invoiced upfront and are comparable in amount relative to each customer’s level of usage. Similarly, fees related to development contracts are invoiced over time throughout the program period either on a milestone basis (which generally coincides with the Company’s efforts or inputs during each milestone period) or on a time and materials or cost reimbursement basis based on the Company’s actual efforts or inputs during each billing period. Further, this information is not presented for other purposes (for example, in investor presentations) and is not used by management or others to evaluate performance or to allocate resources. Although ASC 606-10-55-91 provides some examples of disaggregation categories, it does not prescribe a minimum number of categories and the Company does not believe that this information is required due to the factors noted above. We do not believe additional disaggregation of revenue is useful information for financial statement users and therefore have not included that in the registration statement.

* * *

December 20, 2021

We hope the foregoing answers are responsive to your comments. Please direct any questions or comments regarding this correspondence to our counsel, Ryan J. Maierson and Patrick H. Shannon of Latham & Watkins LLP, at (713) 546-7420 or (202) 637-1028, respectively.

Very truly yours,

Supernova Partners Acquisition Co II, Ltd.

By:	/s/ Michael Clifton
Name:	Michael Clifton
Title:	Chief Financial Officer

cc:	Robert D. Reid, Supernova Partners Acquisition Co II, Ltd.

Chad Rigetti, Rigetti Holdings, Inc.

Taryn Naidu, Rigetti Holdings, Inc.

Ryan J. Maierson, Latham & Watkins LLP

Patrick H. Shannon, Latham & Watkins LLP

Adam Dinow, Cooley LLP

Rupa Briggs, Cooley LLP

David Silverman, Cooley LLP